UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Contacts in Santiago, Chile Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com	January 5, 2018

Coca-Cola Andina announces acquisition of Guallarauco in Chile

This acquisition will complement our portfolio of non-carbonated beverages in Chile, and will incorporate the businesses of frozen fruit, 100% juices and pure fruit ice cream, among others.

(Santiago-Chile, January 5, 2018.)

Today, Coca-Cola Andina, Coca-Cola de Chile S.A., Coca-Cola del Valle New Ventures S.A. and Embonor S.A., as buyers, and Inversiones Siemel S.A. as seller, entered into a stock purchase agreement for 100% of the shares of Comercializadora Novaverde S.A. (“Guallarauco”), a Chilean company dedicated to produce and commercialize juices, ice cream, and frozen fruits, mainly under the brand Guallarauco. The transaction is subject to certain conditions precedent, including but not limited to, the authorization of the transaction by the Chilean Antitrust Authorities.

The transaction does not include the acquisition of the avocado business line and General Mills products sales.

Should the transaction materialize, the purchase price of the 100% of the shares of Guallarauco would be around the equivalent of 1,785,374 Unidades de Fomento (equivalent to approximately Ch$47.852 million), less the value of its financial debt at the time the transaction materializes. The above-mentioned price may be modified based on purchase price adjustments set forth in the purchase agreement.

Once the transaction has been materialized, which is estimated to occur during the first semester of 2018, the property of Guallarauco will be as follows: (i) Coca-Cola del Valle New Ventures S.A. will own 2,999,994 shares, (ii) Coca-Cola de Chile S.A. will own 3 Shares, (iii) Coca-Cola Andina will own 2 shares, and (iv) Embonor S.A. will own 1 share. Since Coca-Cola Andina is a shareholder of Coca-Cola del Valle New Ventures S.A., its direct and indirect ownership in the equity capital of Guallarauco, will be approximately 35%.

This transaction, which will be financed with its own funds, will allow Coca-Cola Andina to complement its current portfolio of non-carbonated beverages in Chile, as well as to venture with premium products in new categories, such as frozen fruits, 100% juices, natural fruits and vegetables based beverages, fruit ice creams and other categories under the Guallarauco brand.

During 2017, it is estimated that Guallarauco revenues will amount to Ch$ 24.000 million and its EBITDA to Ch$3.200 million; both amounts exclude avocado sales and the sale of products from the representation of General Mills.

Miguel Ángel Peirano, Chief Executive Officer of Coca-Cola Andina, said “This acquisition reinforces our goal of being leaders in all the segments and markets in which we operate and will complement the juice portfolio in Chile, in addition to incorporating the business of ice cream and ready-to-serve desserts. It also reaffirms our commitment to the non-carbonated beverage business, as it is a market with great growth potential and is in line with our strategy of being a relevant actor in all beverage categories.”

About Coca-Cola Andina

Coca-Cola Andina (Bolsa de Santiago: Andina-A, Andina-B, NYSE (ADR): AKO/A, AKO/B) is one of the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2016 more than 4.4 billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Atlantico, S.A., Brazil (through Rio de Janeiro Refrescos Ltda., Chile (through Embotelladora Andina, and in all of Paraguay (through Paraguay Refrescos. The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavia families control the Company in equal parts. The Company`s proposal to generate value is being leader in the non-alcoholic beverage market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers, the community in which operates and with its strategic partner Coca- Cola. For more information visit www.koandina.com.

About Guallarauco

Guallarauco began in the late 1980s with the cultivation of subtropical species in the valley of Longotoma, with fruits such as chirimoya (custard apple), lucumas and papayas among others. At the end of the nineties it began the agro-industrial process of its fruits in origin, i.e. in the same place the fruits were harvested, which allows to select them in the optimum point of maturity, with all its aroma, flavor and freshness. Maintaining this concept for the fruits produced in Chile as well as in other places of tropical climates. Guallarauco has remained in constant innovation, bringing the benefits of fruits and vegetables to the categories of ice cream, fruit preserves and juices, among others, which has allowed it to position itself as a brand recognized by attributes such as quality, freshness, naturalness and well-being. Today Guallarauco buys all the fruits it uses in its products, and within its product portfolio there are frozen fruit, juices, ice cream, spreadable fruit, cheesecake, drink mixes, preserves, lúcumas, jams and purée, fruit pouches and soups. It produces, distributes and sells products throughout Chile. For more information visit www.guallarauco.cl.

This document may contain projections that reflect a good faith expectation of Embotelladora Andina and are based on information currently available. However, the results that are finally obtained are subject to various variables. Many of which are beyond the control of the Company and that could significantly impact the current performance. Among the factors that can cause a change in performance are: the political and economic conditions on mass consumption, the price pressures resulting from competitive discounts of other bottlers, the climatic conditions in the Southern Cone and Other risk factors that would be applicable from time to time and are periodically reported in reports to relevant regulatory authorities, and are available on our website under “The Company — Risk Factors” section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, January 5, 2018